

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

September 3, 2015

Jerry W. Powell
Executive Vice President, General Counsel
Cadence Bancorporation
2800 Post Oak Boulevard, Suite 3800
Houston, Texas 77056

> **Re:** **Cadence Bancorporation**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted August 10, 2015**
> **CIK No. 0001614184**

Dear Mr. Powell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary

1. We note on page 116 of the prospectus your disclosure regarding your strategy to decelerate loan originations starting in the first quarter of 2015. Please include a similar discussion, including the underlying reasons for the deceleration, in the Summary. In addition, disclose, if material, any anticipated impact on the Company's financial results.

Branch Network Consolidation, page 21

2. Please disclose the extent to which you plan any further consolidation in your branch network. Please make corresponding revisions where appropriate.

Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney
Office of Financial Services I

cc: David Shapiro
        Wachtell, Lipton, Rosen & Katz